Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore

(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

Documents included as part of this report

 No.   Document

  Press Release dated February 6, 2003.

  Management's Discussion and Analysis for the quarter and year ended December 31, 2002.

  The Company's unaudited financial statements for the quarter and year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	6 February 2003

Press Release

Pacific Internet Exceeds Full-Year 2002 Profit Target

Broadband Segment Revenue Increases 132% from Year-Ago Levels

SINGAPORE (February 6, 2003) - Pacific Internet Limited (NASDAQ: PCNTF), today announced its fourth-quarter and full-year financial results for the period ended December 31, 2002. Pacific Internet is Asia's largest telco-independent Internet service provider (ISP) by geographic reach with direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of Full-Year 2002 Results

  Revenues grew to US$90.5 million, an 11.3% increase over 2001.
  Net income grew to US$1.7 million, or US$0.13 per share, a US$10.3 million improvement compared with the net loss of US$8.6 million, or US$(0.67) per share in 2001.
  Net cash surplus grew to US$6.4 million, up from US$3.3 million in 2001.

Highlights of Fourth Quarter 2002 Results

  Revenues grew to US$23.0 million, a 4.9% increase over the same quarter of 2001.
  Net income grew to US$0.5 million, or US$0.04 per share, a US$1.3 million improvement compared with a net loss of US$0.8 million, or US$(0.06) per share in the fourth quarter of 2001.
  Net cash surplus grew to US$3.6 million, up from US$1.2 million in the previous quarter.

Ko Kheng Hwa, Chairman of Pacific Internet Limited, said, "We have delivered our fourth consecutive quarter of net profits and returned Pacific Internet to full-year profitability in 2002. We have exceeded the profit target of US$1.5 million that we made in the earlier half of 2002. During the year, while we focused on returning the company to full-year profitability, we have also strengthened our position for future growth. Moving forward, we will pursue both profitability and growth objectives through our strategies in broadband, corporate customers, value-added services, deepening penetration in our existing markets and exploring new opportunities in high-growth markets in Asia."

Fourth Quarter 2002 Financial Results

Table 1: Summary of quarterly financial results
Group (in US$ millions)	4Q 2002	3Q 2002	4Q 2001
Revenues	23.0	22.3	21.9
Total Operating Expenses	21.7	21.3	23.0
Operating Income (Loss)	1.4	1.0	(1.1)
Net Income (Loss)	0.5	0.3	(0.8)

Table 2: Summary of full-year financial results
Group (in US$ millions)	2002	2001
Revenues	90.5	81.3
Total Operating Expenses	85.9	89.0
Operating Income (Loss)	4.6	(7.7)
Net Income (Loss)	1.7	(8.6)

Revenue Growth

Revenues in this quarter were US$23.0 million, a 4.9% increase compared with the same quarter last year. Full-year revenues grew 11.3% to US$90.5 million, up from US$81.3 million a year ago. Strong broadband growth in Singapore, Hong Kong and Australia as well as increase in corporate customers were the main contributors to the increase.

Broadband access revenue grew to US$7.3 million, up 79.7% over the same quarter last year and up 14.5% sequentially over the previous quarter. The general trend for dial-up and leased line revenues continued to decline with the gradual migration of customers from these segments to broadband. With the increase in corporate customers in Singapore and Malaysia, there was a 6.7% increase in leased line revenue from the previous quarter.

Growth in Net Income

Despite the challenging business environment, Pacific Internet continued its trend of returning profits in every quarter in 2002. In the fourth quarter of 2002, net income was US$0.5 million, or US$0.04 per share. Compared with the same quarter of 2001, the improvement was US$1.3 million. Full-year net income was US$1.7 million, compared with net loss of US$8.6 million last year. The improvement can be attributed to revenue growth as well as careful management of expenses and the significant improvement in the unconsolidated affiliates, India and Thailand where the total losses have more than halved in 2002.

Growth in Cash

In the fourth quarter of 2002, cash generated from operations was US$6.0 million, with US$2.4 million utilized for capital expenditure and repayment of borrowings and capital leases, leaving a net cash surplus of US$3.6 million.

In the full-year 2002, cash generated from operations was US$13.0 million with US$6.6 million utilized for capital expenditure and repayment of borrowings and capital leases, leading to a net cash surplus of US$6.4 million. Cash balance stood at US$20.3 million as at December 31, 2002.

Business Results

Subscriber Base

Table 3: Subscriber Statistics by Products

Country	Dial-up	Leased lines	Broadband	Hosting	Total
Singapore	161,100	700	23,400	500	185,700
Hong Kong	82,700	300	9,300	800	93,100
Philippines	63,000	100	100	-	63,200
Australia	37,800	100	4,200	9,500	51,600
India, Thailand, Malaysia	14,600	200	100	100	15,000
Total (as at Dec 2002)	359,200	1,400	37,100	10,900	408,600
Total (as at Sep 2002)	368,600	1,200	31,100	9,600	410,500
Total (as at Dec 2001)	368,500	1,400	17,000	6,700	393,600

  All numbers rounded to the nearest 100.

Continued Broadband Segment Growth

Broadband remains the fastest growing segment with revenue growth of 132.3% in 2002, making it the second largest revenue contributor at 26.5% of total revenues after dial-up revenue. Broadband subscribers have also grown significantly at 118.2% increase from 2001, largely from Singapore, Hong Kong and Australia. Besides these three markets, Pacific Internet has also introduced broadband service into two other markets in 2002 - Philippines and Thailand.

Focus on Corporate Market

Corporate revenue grew 15.5% to US$52.5 million, constituting 58.0% of total revenue as compared with 55.9% in 2001. Main contributors to this growth were the significant increase in corporate broadband in Singapore, Hong Kong and Australia, and the increase in regional corporate businesses.

Emphasis on regional corporate business has also helped to maintain the overall margin and continue to drive revenue growth. Pacific Internet entered the Malaysian market in 2002, thereby enlarging the regional footprint and serving the regional clients better. Efforts in regional corporate business have yielded some results with the clinching of several regional corporate customers including Eagle Global Logistics and Rohm & Haas.

President and CEO Tan Tong Hai commented, "Our focus on growing the corporate customer business has proven to be a sound decision, as our corporate customer revenue has grown to be more than half of the total revenue. More importantly, it has contributed strongly to our profitability in 2002."

Beyond Access Revenues

Access revenues from dial-up, broadband and leased lines constituted 80.2% of total revenues in 2002, with non-access revenues from value-added services, commission and others constituting the remaining 19.8%. In 2002, access revenues grew 9.5% while non-access revenues grew 19.0%. Amongst the non-access revenues, revenue from value-added services has the most significant growth at 25.3%. Value-added services include amongst others, global roaming, web-hosting, anti-virus and managed data services.

In 2002, Pacific Internet introduced several new services including corporate VoIP (Voice-Over-Internet Protocol) service, managed firewall service, anti-virus solutions and others. In 2003, Pacific Internet will focus on complementary value-added services that will help businesses to use the Internet more effectively.

"Our next growth area will be helping our corporate customers leverage the Internet connectivity that they already have, by providing solutions such as Voice over IP that has the potential to reduce communications cost significantly. Examples of other solutions being offered are Virtual Private Networks and security services. These regional solutions can only be offered with a reliable and efficient regional network," said Tan Tong Hai.

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:

Singapore Time:	Thursday, February 6, 2002 @ 0700 hrs
US Eastern Time:	Wednesday, February 5, 2002 @ 1800 hrs
Dial in number:	Within US: 1-800-915-4836 (toll free) International: +1-973-317-5319

The call will also be web cast "live" via the Internet at the following website: http://www.pacific.net.sg/investor/ .

Detailed financial statements together with management’s discussion and analysis are available on the Investor Relations website at http://www.pacific.net.sg/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.7352 to US$1.00. [Conversion rate as at December 31, 2002 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. We have won a series of accolades and awards over the years which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively from 1999 to 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please visit us at http://www.pacific.net.sg.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis

Basis of Presentation

The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K. In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries and unconsolidated affiliates are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest telco-independent Internet service provider ("ISP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries - Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ISPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 408,000 paying subscribers and has won industrial accolades including "Best Asian ISP" by Telecom Asia from 1999-2002 and "Asia's Most Innovative Company in the ISP category" by Business Management Asia Magazine.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email paging, webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL, cable broadband and the possibility of powerline high speed access;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended 2002 with total revenues of S$157.0 million (US$90.5 million), up 11.3% from last year. Total revenues for the quarter was S$40.0 million (US$23.0 million), representing year-on-year and quarter-on-quarter increases of 4.9% and 3.1%, respectively.

2002 was a challenging year typified by weak market sentiments and downward price pressures. Despite the challenging environment, the Group achieved a full year profit of S$2.9 million (US$1.7 million), exceeding its profit target of S$2.7 million (US$1.5 million). Net profit for the 4th quarter doubled that of the last quarter to S$0.8million (US$0.4 million). The strong quarter-on-quarter performance was mainly due to higher revenues and better management of operating expenses.

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, broadband continued to be the leading segment in terms of revenue growth while dial-up revenues continued to decline. Generally, this trend is expected to continue in the near future as Internet-savvy users continue to migrate to higher speed broadband services at more affordable prices. Nonetheless, in some countries in which the Group operates, dial-up is still the primary source of Internet access, especially where broadband services are not widely available and / or affordable.

Dial-up Access

Dial-up revenue for the year was S$58.4 million (US$33.7 million), accounting for 37.2% of total revenues, down from 49.3% one year ago. For the quarter, revenue was S$13.1 million (US$7.6 million), registering a year-on-year and quarter-on-quarter decline of 20.9% and 4.6%, respectively.

Apart from the migration of users from dial-up to broadband services, downward price pressures also contributed to the reduction in revenue. In Singapore, Hong Kong and Australia, broadband services are widely available and increasingly affordable, resulting in a shift of demand from dial-up to broadband. In the Philippines and Thailand however, given its economic slow-down, more home users are favoring the lower priced prepaid dial-up services compared to the traditional post paid dial-up services.

The following is a summary of the Group's dial-up subscriber base by geography. The year-on-year increase in the subscribers in the Philippines, India and Thailand were largely from the prepaid service.

Dial-up subscriber base by geography**	Dec-02	Sep-02	Dec-01
Singapore	161,100	173,700	198,100
Hong Kong	82,700	79,000	74,700
Australia	37,800	37,300	40,900
Philippines	63,000	65,100	43,200
Malaysia, India & Thailand[1]	14,600	13,500	11,600
Total	359,200	368,600	368,500

  1Results of India and Thailand operations are equity accounted for.

  ** All numbers are rounded to the nearest 100. Numbers include both prepaid and postpaid subscribers

Going forward, the Group expects declining contribution from the dial-up segment. However, the Group will continue to undertake initiatives to:

  sustain its current dial-up subscriber base in matured markets such as Singapore and Hong Kong via attractive pricing bundled with value added services to enhance the value proposition of this service.
  grow the prepaid dial-up market in the Philippines, India and Thailand.
Broadband Access

Broadband revenue grew 132.3% to S$41.6 million (US$24.0 million) compared to last year. For the quarter, broadband revenue was S$12.7 million (US$7.3 million), representing year-on-year and quarter-on-quarter growth of 79.7% and 14.5%, respectively.

As of December 31, 2002, the Group had 37,100 broadband subscribers, a growth of 118.2% over the previous year. Compared to last quarter, subscriber base increased 19.3%.

Broadband subscriber base by geography**	Dec 2002	Sept 2002	Dec 2001
Singapore	23,400	20,300	11,400
Hong Kong	9,300	7,600	4,500
Australia	4,200	3,000	1,100
Philippines	100	100	-
Malaysia, India & Thailand[1]	100	100	-
Total	37,100	31,100	17,000

  1Results of India and Thailand operations are equity accounted for.

  ** All numbers are rounded to the nearest 100. Numbers include both prepaid and postpaid subscribers

The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2002, PacNet Australia's broadband revenue increased more than seven fold whilst subscriber base quadrupled to 4,200. For the same period, PacNet Singapore doubled its revenue to S$18.4 million (US$10.6 million). Despite intense competition in the broadband market, PacNet Hong Kong, the Group's second largest revenue contributor, was able to record a healthy broadband revenue growth of 56.8% year-on-year.

The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in broadband average revenue per user ("ARPU"). Competition resulted in downward price pressures, which in turn fueled demand.

In Singapore, consumer broadband ARPU per month declined 12.7% year-on-year, from S$63 (US$36) to S$55 (US$32). The decline was due to higher level of discounts and the launch of a new lower-speed (384kbps) Unlimited-Access Plan in October 2002. This new access plan was designed to capture greater market share in the ADSL broadband arena. Corporate broadband ARPU in Singapore also dipped 19.0% year-on-year, from S$373 (US$215) to S$302 (US$174). Similarly, PacNet Hong Kong which operates in a much more aggressive broadband market, experienced a 40.1% decline in corporate broadband ARPU year-on-year.

In terms of revenue mix, broadband revenue contributed 26.5% of the Group's revenue for the year, a significant increase from its 12.7% contribution one year ago. PacNet expects broadband revenue to be one of its key revenue drivers in the near term as the popularity of high-bandwidth multimedia applications and on-line entertainment continue to grow.

Leased Line Access

Leased line revenue for the year was S$25.8 million (US$14.9 million), representing a decline of 6.1% when compared to last year. Revenue in this fourth quarter was S$6.4 million (US$3.7 million), demonstrating a year-on-year decline of 7.8%. Quarter-on-quarter, leased line revenue recorded a slight improvement of 6.7%. This quarter-on-quarter improvement was largely due to increase in corporate customers in Singapore.

The following table summarizes the leased line customers by geography:

Leased line subscriber base by geography**	Dec 2002	Sep 2002	Dec 2001
Singapore	700	600	700
Hong Kong	300	300	400
Australia	100	100	100
Philippines	100	100	100
Malaysia, India & Thailand [2]	200	100	100
Total	1,400	1,200	1,400

  2 Results of India and Thailand operations are equity accounted for.

  ** All numbers are rounded to the nearest 100. Numbers include both prepaid and postpaid subscribers

In summary, revenues declined largely due to erosion of ARPU. As an indication, PacNet Singapore's ARPU dropped 17.8% from S$2,317 (US$1,335) to S$1,905 (US$1,098).

Value Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the different needs of today's Internet-savvy customers. VAS includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access and data services. VAS revenue grew to S$11.9 million (US$6.8 million) this year, representing an increase of 25.2% year-on-year. For this quarter, VAS revenue was S$3.4 million (US$2.0 million), an increase of 12.0% when compared to the corresponding last year. The increase was largely due to higher roaming revenue.

Commission revenue

Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this year, Safe2Travel earned total commission revenue of S$9.0 million (US$5.2 million), representing 5.8% of its gross ticket sales of S$154.9 million (US$89.3 million). Although the commission revenues are recorded net, Safe2travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2002, Safe2Travel's accounts receivable and accounts payables was S$12.0 million (US$6.9 million) and S$4.1 million (US$2.3 million), respectively.

Commission revenue registered an increase of 10.2% when compared to last year due to higher volume of airline tickets sold.

Other revenues

Other revenues include interconnect revenue for dial-up traffic terminating into the PacNet Singapore's network, e-services revenue, online gaming revenue and system integration revenues.

For the year, other revenues rose 20.6%, compared to one year ago. This increase was largely due to PacNet Singapore's interconnect revenue, offset partially by a reduction in e-services revenue.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of telecommunication costs in international leased circuit, leased line service charges, monthly charges for use of telephone lines to the Group's modem pool, license fees and costs of broadband modems offered to new subscribers in sales promotions. When compared to last year, cost of sales increased 13.0%, in line with overall revenue growth and the shift in revenue mix from dial-up and leased line business to broadband business. Year-on-year gross margin declined slightly from 59.5% to 58.8%.

Staff Costs

Staff costs as a percentage of gross revenue reduced from 31.1% last year to 29.1% this year. Staff productivity also improved as evidenced by the increase in the revenue per employee per quarter from S$35,000 (US$20,000) the fourth quarter last year to S$38,000 (US$22,000) this quarter. The Group's staff strength as at year end was 1,056 compared to 1,077 one year ago.

Sales and Marketing Expenses

Sales and marketing expenses for the quarter and the year was S$0.7 million (US$0.4 million) and S$5.5 million (US$3.2 million) respectively, representing a decrease of 60.2% and 11.4% compared to the corresponding periods last year. This reduction was due to better management of marketing expenses, especially advertising.

Other General and Administrative Expenses ("Other G&A")

Other G&A consisted mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, these were 11.6% of net revenues, compared to 13% one year ago. This improvement was largely due to effective cost management.

Depreciation and Amortization

Depreciation and amortization decreased 49.9% and 41.6% for the quarter and the year ended December 31, 2002 respectively. The decline was a result of the adoption of SFAS 142 "Accounting for Goodwill and Other Intangibles" with effect from January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets, which are not deemed to have an indefinite life, will continue to be amortized over their useful lives.

The Group has performed the goodwill impairment test and believes that goodwill was not impaired. As such, there was no impairment charge this year. By adopting this new standard, the Group need not account for goodwill amortization, which amounted to S$8.0 million (US$4.6 million) last year.

Allowance for Doubtful Accounts Receivable

For the year ended December 31, 2002, allowance for doubtful accounts receivable decreased 39.3% compared to last year. As a percentage of net revenues, it reduced from 3.2% last year to 1.7% this year, a result of more effective credit management.

Other Income (expenses)

Other expenses consisted largely of equity in losses of unconsolidated affiliates, net loss in foreign exchange translation and interest expense incurred.

Equity in losses of unconsolidated affiliates comprises mainly losses incurred by the Group's operations in Thailand and India. Compared to 2001, losses from these affiliates reduced by 62.4% with revenue growth. This trend is expected to continue as these operations matures and grow.

Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong, Australia and the Philippines using Singapore dollars. These are largely unrealized and the exchange loss recorded this year was a result of the Singapore dollars strengthening against the Hong Kong dollar and the Philippines peso.

Taxation

In this quarter, in accordance with SFAS 109 "Accounting for Income Taxes", PrimeWorld Digital Systems, Inc ("PacNet Philippines") made a valuation allowance of S$1.3 million (US$0.7 million) on its deferred tax asset. Under the guidelines of SFAS 109, a valuation allowance is required if it is more likely than not, that some or all of the deferred tax assets will not be realized. This valuation allowance, coupled with the Group's higher taxable income, resulted in an increase in taxation for the quarter.

Net income (loss)

The Group's full-year net income of S$2.9 million (US$1.7 million) is a marked improvement from a loss of S$15.0 million one year ago. Revenue growth, effective costs management and the absence of goodwill amortization were the main contributors to this improvement. 3

  3 Had goodwill not been amortized and acquired workforce been reclassified to goodwill in 2001, 2001 net loss would have been S$6.8 million (US$3.9 million).

Quarter-on-quarter, net income increased by S$0.3 million (S$0.2 million), largely due to higher revenues, which flowed to the bottom line.

Liquidity and Capital Resources

As of December 31, 2002, the Group held cash and cash equivalents of S$35.2 million (US$20.3 million). Total cash generated for the quarter and the year was S$6.2 million (US$3.6 million) and S$11.2 million (US$6.4 million), respectively.

For the year ended December 31, 2002, operating activities generated cash of S$22.6 million (US$13.0 million) as a result of strong operating performance. This was offset by the outflow of S$5.7 million (US$3.3 million) in investing activities and S$5.7 million (US$3.3 million) in financing activities. Investing activities comprised mainly of fixed assets while financing activities comprised mainly of repayment of loans, bank borrowings and capital leases.

Stock Based Compensation for Resigned Directors

During the second quarter, two members resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and their share option agreements, the Administrative Committee passed resolutions on May 28, 2002 extending the exercise periods of their unexercised share options for a period of 24 months from their respective resignation dates.

The Group has accounted for this modification in accordance with FIN 44 "Accounting for Certain Transactions Involving Stock Compensation". Under FIN 44, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date based on intrinsic value method is recognized over the remaining vesting period. The intrinsic value measured at the new grant day is nil and hence there is no impact on the income statement.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires four basic criteria must be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists and customer contracts. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Change in Accounting Standard on Amortization of Goodwill and Other Intangibles

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangibles". SFAS 141 requires the use of the purchase method for accounting for business combinations and prohibits the use of the pooling of interests method. SFAS 141 also refines the criteria for recognition of intangible assets apart from goodwill acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations completed on or after July 1, 2001 must be accounted for using SFAS 141.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Companies are required to immediately adopt the amortization provisions of SFAS 142 as it relates to goodwill and intangible assets acquired on or after July 1, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. Hence, the Group adopted this new standard from January 1, 2002.

The Group has performed the goodwill impairment test and believes that goodwill was not impaired. Hence, there was no impairment charge this quarter. As a result of this change in accounting treatment, the Group's net profit improved by S$2.0 million (US$1.1 million). In addition, intangible assets purchased prior to July 1, 2001, that do not meet the new recognition criteria under SFAS 141, which is workforce at will, was reclassified to goodwill from January 1, 2002.

Changes in Singapore Tax

In December 2001, the Singapore Government set up an Economic Review Committee ("ERC") to review various aspects of the country's development strategies. On May 3, 2002, the Singapore Minister for Finance, in his 2002 Budget Statement to the Parliament ("Budget"), adopted most of the key recommendations of the ERC Sub-committee, in particular:

  Reduction in corporate tax rate from 24.5% to 22% for income earned in 2002.
  Introduction of Group tax relief for income earned in 2002. Group tax relief recognizes companies within the same group as a single economic entity by allowing un-utilized losses and capital allowances from one company to offset the profits of a related company in the same group provided certain conditions are met.

The Company has taken into consideration the reduction in 2002's corporate tax rate in its income statement. However, based on current information available on the conditions required for Group tax relief, the Company is unlikely to be able to benefit from this relief.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's 5 February 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO and second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been consolidated before a single judge for case management purposes and that there has been a stay of discovery against the defendants in the consolidated action. The defendants in the action have jointly applied for a Motion to Dismiss the class action suit. Both the defendants and the plaintiffs have filed their respective briefs in the Motion to Dismiss and the same is being deliberated upon by the Court.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. However due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates",, "estimates" "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Unaudited Consolidated Balance Sheets as of December 31, 2002 With Comparative Amounts from December 31, 2001

	31-Dec-01(1)	31-Dec-02	31-Dec-02
	S$'000	S$'000	US$'000

Cash and cash equivalents	24,001	35,179	20,274
Accounts receivable - net	33,782	29,100	16,770
Short term investment	-	250	144
Other receivables	13,325	9,993	5,759
Inventories	164	482	278

Total current assets	71,272	75,004	43,225

Investments	369	204	118
Fixed assets and website development costs- net	26,179	21,121	12,172
Goodwill and intangible assets - net	28,324	27,170	15,658
Other non-current assets	6,947	6,610	3,809

Total non-current assets	61,819	55,105	31,757

TOTAL ASSETS	133,091	130,109	74,982

Bank borrowings	3,920	3,236	1,865
Accounts payable	10,903	12,695	7,316
Other payables	48,184	42,332	24,396
Current portion of capital lease obligations	679	498	287

Total current liabilities	63,686	58,761	33,864

Capital lease obligations, less current portion	587	810	467
Other non-current and deferred liabilities	3,312	2,268	1,307

Total non-current liabilities	3,899	3,078	1,774

Minority interest	3,598	2,760	1,591

Shareholders' equity
Ordinary shares, S$2 par value	25,631	25,631	14,771
Additional paid-in capital and deferred compensation	91,965	92,359	53,226
Accumulated deficit and other comprehensive income	(55,688)	(52,480)	(30,244)

Total shareholders' equity	61,908	65,510	37,753

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	133,091	130,109	74,982

(1) Derived from 2001 Form 20F filed on May 28, 2002.

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year ended December 31,

	Sept 30, 2002	Dec 31, 2001	Dec 31, 2002	2001(2)	2002
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	13,770	16,604	13,140	69,499	58,421
Broadband access	11,055	7,046	12,661	17,923	41,635
Leased line access	5,982	6,920	6,382	27,482	25,818
Value added services	3,053	2,946	3,418	9,479	11,877
Commission revenues	2,221	2,237	2,183	8,203	9,043
Other revenues	2,686	2,339	2,178	8,491	10,236

Total net revenues	38,767	38,092	39,962	141,077	157,030

Operating costs and expenses
Cost of sales	16,165	15,850	17,191	57,193	64,648
Staff costs	11,370	10,749	11,377	43,919	45,621
Sales & marketing	1,574	1,797	716	6,249	5,536
Other general & administrative	4,642	4,289	4,537	18,409	18,225
Depreciation & amortization	2,869	5,403	2,709	20,889	12,197
Write-down of fixed assets	-	-	-	3,332	-
Allowance for doubtful accounts receivable	396	1,893	1,074	4,522	2,747

Total operating expenses	37,016	39,981	37,604	154,513	148,974

Operating income (loss)	1,751	(1,889)	2,358	(13,436)	8,056

Other income (expenses)
Net interest expenses	(77)	(93)	(16)	(251)	(291)
Net (loss) gain on foreign currency	(488)	727	(244)	1,013	(695)
(Loss) gain on disposal of fixed assets	(52)	(54)	(5)	(149)	34
Gain on disposal of investment	-	-	-	24	-
Equity in loss of unconsolidated affiliates	(384)	(637)	(453)	(4,624)	(1,738)
Others	66	1	504	883	885

Total other expenses	(935)	(56)	(214)	(3,104)	(1,805)

Income (loss) before income taxes and minority interest	816	(1,945)	2,144	(16,540)	6,251
Provision for income taxes	(496)	391	(2,089)	458	(4,199)

	320	(1,554)	55	(16,082)	2,052

Minority interest in loss of consolidated subsidiaries	162	145	751	1,117	838

Net income (loss)	482	(1,409)	806	(14,965)	2,890

Net income (loss) per share - basic	$0.04	$(0.11)	$0.06	$(1.17)	$0.23

Net income (loss) per share - diluted (1)	$0.04	$(0.11)	$0.06	$(1.17)	$0.23

Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

Weighted average number of shares outstanding - diluted (1)	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

(1) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive. (2) Derived from 2001 Form 20F filed on May 28, 2002.

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year ended December 31,

	Sept 30, 2002	Dec 31, 2001	Dec 31, 2002	2001 (3)	2002
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	7,936	9,569	7,573	40,052	33,668
Broadband access	6,371	4,061	7,297	10,329	23,994
Leased line access	3,447	3,988	3,678	15,838	14,879
Value added services	1,759	3,988	1,970	5,463	6,845
Commission revenues	1,280	1,289	1,258	4,727	5,212
Other revenues	1,548	1,348	1,255	4,893	5,899

Total net revenues	22,341	21,953	23,031	81,302	90,497

Operating costs and expenses
Cost of sales	9,316	9,134	9,907	32,960	37,257
Staff costs	6,553	6,195	6,557	25,311	26,291
Sales & marketing	907	1,036	413	3,601	3,190
Other general & administrative	2,675	2,472	2,615	10,609	10,503
Depreciation & amortization	1,653	3,114	1,561	12,038	7,029
Write-down of fixed assets	-	-	-	1,920	-
Allowance for doubtful accounts receivable	228	1,091	619	2,606	1,583

Total operating expenses	21,332	23,042	21,672	89,045	85,853

Operating income (loss)	1,009	(1,089)	1,359	(7,743)	4,644

Other income (expenses)
Net interest expenses	(44)	(54)	(9)	(145)	(168)
Net (loss) gain on foreign currency	(281)	419	(141)	584	(401)
(Loss) gain on disposal of fixed assets	(30)	(31)	(3)	(86)	20
Gain on disposal of investment	-	-	-	14	-
Equity in loss of unconsolidated affiliates	(221)	(367)	(261)	(2,665)	(1,002)
Others	38	1	290	509	510

Total other expenses	(538)	(32)	(124)	(1,789)	(1,041)

Income (loss) before income taxes and minority interest	471	(1,121)	1,235	(9,532)	3,603
Provision for income taxes	(286)	225	(1,204)	264	(2,420)

	185	(896)	31	(9,268)	1,183

Minority interest in loss of consolidated subsidiaries	93	84	433	644	483

Net income (loss)	278	(812)	464	(8,624)	1,666

Net income (loss) per share - basic	$0.02	$(0.06)	$0.04	$(0.67)	$0.13

Net income (loss) per share - diluted (1)	$0.02	$(0.06)	$0.04	$(0.67)	$0.13

Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

Weighted average number of shares outstanding - diluted (1)	12,815,066	12,815,066	12,815,066	12,815,066	12,815,066

  (1) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
  (2) For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of December 31, 2002, which was S$1.7352 to US$1.00.
  (3) Derived from 2001 Form 20F filed on May 28, 2002.

Unaudited Consolidated Statement of Cash Flows for Year Ended December 31, 2002 With Comparative Amounts from December 31, 2001

	Year ended December 31,

	2001	2002	2002
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net (loss) income for the period	(14,965)	2,890	1,666
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	20,889	12,197	7,029
Loss (gain) on disposal of fixed assets	149	(34)	(20)
Write -down of fixed assets	3,332	-	-
Fixed assets written off	434	215	124
Gain on disposal of investment	(24)	-	-
Allowance for doubtful accounts receivable	4,522	2,747	1,583
Minority interest	(1,117)	(838)	(483)
Provision for income taxes	(2,117)	473	273
Amortization of deferred compensation	1,257	394	227
Equity in loss of unconsolidated affiliates	4,624	1,738	1,002
Impairment of unquoted investment	-	50	29
Changes in non-cash working capital items:
Accounts receivable	1,051	1,935	1,115
Prepaid expenses and other assets	(561)	(174)	(100)
Inventories	147	(318)	(183)
Accounts payable	(4,240)	1,792	1,033
Other payables / receivables	(4,375)	(460)	(265)

Cash provided by operating activities	9,006	22,607	13,030

INVESTING ACTIVITIES
Acquisition of fixed assets	(7,992)	(5,516)	(3,179)
Net proceeds from divestment of unquoted investment	644	-	-
Acquisition of unquoted investment	-	(10)	(6)
Net proceeds from partial divestment in subsidiaries	5,157	-	-
Proceeds from sale of fixed assets	192	246	142
Purchase of short term investment	-	(250)	(144)
Purchase of intangible assets	(154)	(165)	(95)
Website Development costs	(133)	-	-
Release of pledged fixed deposits	3,232	-	-

Cash provided by (used in) investing activities	946	(5,695)	(3,282)

FINANCING ACTIVITIES
Bank borrowings (repayments)	324	(684)	(394)
Repayment of loans from affiliates	(4,213)	(4,050)	(2,334)
Loan to affiliates	(907)	(220)	(127)
Capital lease obligations	540	(780)	(450)

Cash used in financing activities	(4,256)	(5,734)	(3,305)

Increase in cash and cash equivalents	5,696	11,178	6,443

Cash and cash equivalents at beginning of period	18,305	24,001	13,832

Cash and cash equivalent at end of period	24,001	35,179	20,274